     News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
Toronto, November 24, 2009 — Bank of Montreal today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2010, unchanged from the previous quarter.
Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the Bank from treasury. At this time, the Board of Directors has decided that the common shares purchased under the Plan will be issued from treasury at a two percent discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.
For the current quarter, the Board of Directors also declared dividends of:
•	$0.33125 a share on paid-up Class B Preferred Shares Series 5;

•	US$0.371875 a share on paid-up Class B Preferred Shares Series 10;

•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;

•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;

•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;

•	$0.325 a share on paid-up Class B Preferred Shares Series 16;

•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;

•	$0.40625 a share on paid-up Class B Preferred Shares Series 21; and

•	$0.3375 a share on paid-up Class B Preferred Shares Series 23
The dividend on the common shares is payable on February 26, 2010 to shareholders of record on February 1, 2010. The dividends on the preferred shares are payable on February 25, 2010 to shareholders of record on February 1, 2010.
The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquires:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquires:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com